15049262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8-53535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Global Securities LLC

OFFICIAL USE ONLY
116270
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcus Witthaut 212-616-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Meagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Global Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co - CEO

Title

Notary Public

JONATHAN R. SILVERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6026322
Qualified in New York County
My Commission Expires August 06, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statement

December 31, 2014

Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Seaport Global Securities, LLC

We have audited the accompanying statement of financial condition of Seaport Global Securities, LLC (the Company) as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaport Global Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

As described in Note10 to the financial statements, the Company discovered an error in its previously issued financial statements, resulting in an understatement of previously reported accrued revenue and accrued commission expense for unsettled trades. Our opinion is not modified with respect to this matter.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 25, 2015

SEAPORT GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and Cash Equivalents	$ 8,178,323
Receivable from Clearing Organization	6,876,449
Securities Owned, at Fair Value	13,258,233
Receivable from Affiliates	470,404
Accounts Receivable	3,403,180
Prepaid Expenses	555,066
Deposits with Clearing Organization	500,045
Total Assets	$ 33,241,700
Liabilities and Member's Equity	
Liabilities	
Securities Sold, Not Yet Purchased, at Fair Value	$ 10,306,181
Accounts Payable	2,730,746
Accrued Liabilities	730,646
	13,767,573
Member's Equity	19,474,127
Total Liabilities and Member's Equity	$ 33,241,700

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business

Seaport Global Securities LLC (Seaport) (the Company), formerly doing business as Sea Port Group Securities, LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is engaged in sales trading and consulting analysis of securities of companies across the credit-risk spectrum. Areas of focus include Distressed, High Yield, High Grade Convertible, Private and Structured Products. The Company also offers investment banking services, brokers municipal securities transactions and brokers trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Effective January 1, 2014, the members of The Seaport Group, LLC (Seaport Group), along with the members of the GHSHC, LLC (GHSHC), formed a new entity titled Seaport Global Holdings LLC (Parent). GHSHC and Seaport Group each contributed their broker-dealer subsidiaries to the Parent. As such, Seaport Global Securities LLC became affiliated with Global Hunter Securities LLC (GHS) and GHS Trading LLC, both FINRA registered broker-dealers. In July 2014, FINRA granted the continuing membership application of Seaport and GHS to merge the business operations and personnel of the two broker-dealers. The name of the merged entity is Seaport Global Securities LLC. As part of the merger of the operations of the Company with GHS, a transfer of assets and liabilities occurred as described in Note 2.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Clearing Organization

Receivable from clearing organization represents uncollected commissions and fees due from other brokers.

Note 1. Summary of Significant Accounting Policies (Continued)

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Accounts Receivable
Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. There was no allowance for doubtful accounts as of December 31, 2014.

Revenue Recognition
Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services.

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis.

Income Taxes
The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its member.

Risks and Uncertainties
The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Note 1. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties (Continued)

Securities not readily marketable include private equity investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The financial statements include private equity, not readily marketable securities valued at approximately $225,000 (approximately 1.69% of investments held in long position) as of December 31, 2014 whose values have been estimated by management at cost. The values assigned to the investments are based on available information and do not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The standard insured amount under the Federal Deposit Insurance Corporation (FDIC) is $250,000 per depositor, per insured bank. At December 31, 2014 approximately $7,678,323 was in excess of insured level for cash accounts. Additionally, approximately $6,626,449 was in excess of insured level for clearing accounts. The Company monitors cash balances, and the quality of the three institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Interest Expense

Interest is charged on cash accounts held with the Company's clearing broker that have negative balances. Interest is charged at prime and is remitted monthly upon clearing trades and other related costs. For the year ended December 31, 2014, the Company incurred approximately $183,146 in interest charges.

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, and are recorded currently with each transaction. The resulting gains or losses do not have a significant effect on the statement of operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its financial statements.

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board ("PCAOB") and American Institute of Certified Public Accountants ("AICPA"). The guidance is effective for all entities for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. Early application is permitted. The Company believes the adoption of this guidance will not have a material impact to its financial statements.

In January 2015, the FASB issued new accounting guidance related to the simplification of the income statement presentation by eliminating the concept of extraordinary items. Presentation and disclosure requirements for items that are unusual in nature or infrequently occurring will be retained. The guidance may be applied prospectively or on retrospective basis in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. Entities that elect prospective application will be required, at transition, to disclose both the nature and amount of an item included in income from continuing operations after adoption that relates to an adjustment of an item previously separately classified and presented as an extraordinary item before adoption, if applicable. The Company does not currently report any extraordinary items on its income statement; therefore, adoption of this guidance will not have a material impact to its financial statements.

Note 2. Business Combination

On December 31, 2014, the Company completed a merger of its operations with Global Hunter Securities, LLC. The operations transferred from GHS to the Company constituted a business under FASB ASU 850 *Business Combinations*. The resulting transfer of assets and liabilities to the Company was transacted indirectly through its Parent. Because both GHS and the Company are subsidiaries of the Parent, the assets and liabilities were transferred at historical cost.

Amounts of assets transferred and liabilities assumed are as follows:

Financial Assets	$	9,258,474
Financial Liabilities		(133,434)
Net Member Contribution of GHS Operations	$	9,125,040

Note 3. Receivable from Broker Dealers and Clearing Organizations

As December 31, 2014, the Company was due through its broker dealers and clearing organizations approximately $6,876,449. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4. Deposits with Clearing Brokers

The Company maintains clearing agreements with Merrill Lynch Pierce Fenner & Smith Inc. (Merrill) and has deposited $500,000 in an interest bearing account. As of December 31, 2014, the account balance amounted to approximately $500,045. All deposits shall remain with the clearing brokers until the agreements are terminated.

Note 5. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these instruments to fair value are included in profit or loss. The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

Note 5. Fair Value of Financial Instruments (Continued)

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

Note 5. Fair Value of Financial Instruments (Continued)

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2014.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. The spread data used is the same for the maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- **Common stocks:** Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- **Private equities:** Private equities are not listed on a national securities exchange. Fair value is determined by using recently executed transactions, or, when recently executed transactions are not available, using price quotes received from other brokers and market makers. When observable prices are not available, fair value is determined solely by the Company and its financial transactions with the specific entity. Private equities are generally categorized as level 3 in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Additionally although the Company believes its valuation methods are appropriate and consistent with other market participants the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned				
US Government Securities	$ 861,248	$ -	$ -	$ 861,248
Corporate Bonds				
All A - Rated	736,246		-	736,246
All B - Rated	7,432,725	-	-	7,432,725
All C - Rated	134,109	-	-	134,109
All D - Rated	740	-	-	740
All Not Rated	629,657	2,467,680	-	3,097,337
Total Corporate Bonds	8,933,477	2,467,680	-	11,401,157
Common Stocks				
Energy	-	696,000	-	696,000
Financial Services	75,153	-	-	75,153
Forrest and Paper	20	-	-	20
Total Common Stock	75,173	696,000	-	771,173
Private Equities	-	-	224,655	224,655
	$9,869,898	$3,163,680	$224,655	$13,258,233
Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities Sold, Not Yet Purchased				
US Government Securities	$ (7,381,261)	$ -	$ -	$(7,381,261)
Corporate Bonds				
All B - Rated	(5,850)	-	-	(5,850)
All Not Rated	(2,919,070)	-	-	(2,919,070)
Total Corporate Bonds	(2,924,920)	-	-	(2,924,920)
	$(10,306,181)	$ -	$ -	$(10,306,181)

There were no transfers between Level 1 and Level 2 during the year.

There was no change in the fair value of Level 3 investments during the year.

Note 6. Related Party Transactions

Services Agreement

The Company has a continuing service agreement with its Parent. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

For the year ended December 31, 2014 the Company incurred service agreement expenses included in cost of operations in the amount of approximately $42,252,302 for direct and clearing expenses and approximately $36,407,978 in other operating expenses. At December 31, 2014, the Company was obligated to its Parent in the amount of approximately $1,723,537 which is included in accounts payable.

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment

The Company maintains a sublease agreement with its Parent, expiring on January 30, 2019. The sublease is subject, and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon percentage of revenue. The master lease expires September 30, 2016. For the year ended December 31, 2014, the Company incurred occupancy costs in the amount of approximately $1,693,588.

Revenue Transactions

Related party revenues from affiliates included in Brokerage Revenue total $7,562,384 for the year ended December 31, 2014.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company reflected net capital of approximately $10,775,375, which was in excess of its required net capital of $250,000. The Company's ratio to Aggregate Indebtedness to Net Capital ratio was 0.25 to 1. Additionally, the Company reported haircuts amounting to approximately $2,082,817 on assets or liabilities that were not readily marketable and undue concentrations.

Note 8. Commitments and Contingencies

The Company is a defendant in a number of legal proceedings currently pending in the Supreme Court of the State of New York and before the Financial Industry Regulatory Authority Dispute Resolution. The Company denies any wrongdoing and is vigorously defending these actions. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 9. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2014, the Company had no uncertain tax positions.

Note 10. Prior Period Adjustment

Member's equity at the beginning of 2014 has been adjusted to correct an error in recognizing certain commission revenue on unsettled trades, and the related commission expense on those trades, made in prior years. The error had no effect on net income or net capital for the year ended December 31, 2014.

Note 11. Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2015, the date these financial statements were available to be issued, and determined that the following event occurred that requires disclosure:

In January 2015, the Company made a distribution to its member totaling $5,000,000.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.